

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

February 23, 2006

Mail Stop 3561

Mr. Ian Warwick
Chief Executive and President
W3 Group, Inc.
Savannah House 5th Floor
11 Charles II Street
London SW1Y 4AU UK 83728

> **Re:** **W3 Group, Inc.**
> **Amendments 3 and 4 to Item 4.02 Form 8-K**
> **Filed February 15, 2006**
> **File No. 0-27083**

Dear Mr. Warwick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you no longer identify Item 4.02 as one of the items for which disclosure is provided in the amended Form 8-K. Please revise to include this Item since you are providing these disclosures.

2.	As previously requested, please amend your Item 4.02(b) Form 8-K to identify the financial statements that were covered by the accountant's report(s) that should no longer have been relied upon. Specifically list the years covered by the financial statements (i.e., fiscal 2004 and 2005) and the balance sheets, operating statements, and statements of changes in stockholder's equity and cash flows.

3.	Revise to describe the events and circumstances that led you to file the independent accountant's report before the audit was complete.

4.	Please provide to us in writing the specific nature of the "misunderstanding about the approval from the independent accountants relating to the goodwill valuation and impairment of the acquiree companies in the merger" and explain how the matter was resolved.

5.	You stated in your supplemental response that "it was not appreciated by the Board of Directors that the PCAOB auditor retained to value the goodwill and undertake the impairment review of Aftersoft Group assets in the UK was considered conflicted." Please explain to us in writing why the auditor was considered conflicted, identify the referenced auditor and explain how the Board's failure to appreciate this matter led to the filing of the audit report before the audit was completed.

6.	As previously requested, please state in the revised disclosure, whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountants the matters disclosed in the filing.

7.	Item 4.02 of Form 8-K requires you to provide your independent accountants with a copy of the disclosure you are making in response to Item 4.02(b) and request that the firm furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit, or tell us when such letter will be filed.

8.	Please explain to us why approval of all filings with the Commission by your certifying officials after Edgarizing and prior to filing, will prevent misunderstandings about the approval from the company's independent accountants.

9.	We have reviewed your response to prior comment 7 and believe that General Instruction F to Form 8-K does not allow for incorporation by reference except for

the specific items noted in that Instruction. Please revise to file the information in Item 2.01(f) of Form 8-K within the body of the Form prior to the signature page, rather than as an exhibit.

10. Please make the company's name change effective through the use of the https://www.edgarfiling.sec.gov/ website. You will need to use EDGAR CIK/CCC to make that change. Please contact Filer Support at (202) 551-8050 for assistance.

11. Please confirm that the company has adopted the fiscal year end of June 30, 2006 and expects to file a Form 10-KSB based upon that year end.

12. We note your disclosure in Item 3 of Part 1 of Form 10-QSB for December 31, 2005 filed February 21, 2006 regarding disclosure controls and procedures. In view of the company's January 23, 2006 filing of the Aftersoft financial statements and auditors report in error, please tell us how you were able to conclude that the company's disclosure controls and procedures were effective as of that quarter end.

As appropriate, please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call the undersigned at (202) 551-3237.

Sincerely,

Maureen Bauer

Maureen Bauer
Staff Accountant